Exhibit 99.1

Logistics Division Hyper-Growth (+80% CAGR)

Unlocks Multi-Year Run Rate — Accelerating CLIK’s High-Margin Care U Expansion & Strategic Spin-Off

Hong Kong, July 21, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, today announced that its high-flying logistics division continues to break records, orchestrating an explosive, high-margin trajectory from a modest FY2024 baseline to record monthly revenue exceeding HK$4.37 million by June 2026. This represents an extraordinary compound annual growth rate (CAGR) exceeding 80% across FY2024–2026, solidifying the business as a self-sustaining, hyper-scalable growth engine powering the broader Group.

Driven by dominant brand equity and superior execution, the segment is organically capturing enterprise-grade clients, including one of Hong Kong’s largest bakery conglomerates—with virtually no customer acquisition friction or heavy advertising spend. This ultra-efficient unit economics profile generates robust, predictable cash flow that serves as a dedicated growth engine, directly funding the rapid, high-margin build-out of Click’s flagship Care U premium nursing and senior care network, while establishing an irresistible financial springboard for the planned spin-off and standalone listing of the logistics enterprise.

In FY2025/26 alone, monthly top-line revenue surged from approximately HK2.78 million in July 2025 to HK4.37 million in June 2026, marking +56.9% full-year organic growth alongside a consistent +5.5% average month-over-month velocity, highlighted by massive acceleration spikes in March (+29.3%) and May (+32.6%).

Looking ahead, with operational leverage firing on all cylinders and long-term enterprise contracts ramping up, the Group projects sustained multi-year growth momentum for the logistics unit. This relentless cash generation positions Click to capture outsized market share across both tech-enabled logistics and Asia’s booming eldercare sector, thereby delivering exponential shareholder value ahead of the upcoming corporate catalyst.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200